                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549-1004
                                    FORM 11-K

_X_ ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year end December 31, 2001


___ TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to _____________.

Commission file number: 0-16271


A.   Full title to the plan and the address of the plan:

                DVI Financial Services Inc. Employee Savings Plan
                                  2500 York. Rd
                                Jamison, PA 18929

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                                    DVI, Inc.
                                  2500 York Rd.
                                Jamison, PA 18929
                                  215-488-5000

Financial statements and exhibits

(a)  Financial statements and supplemental schedules

                                                                         Page no.

The Independent Auditors' report .....................................         1
Statement of Net assets available for benefits,
    December 31, 2001 and 2000 .......................................         2
Statements of changes in Net assets available for benefits ...........         3
Notes to Financial statements ........................................       4-8
Supplemental Schedules as of December 31, 2001:
    Schedule H, Item 4(i) - Schedule of Assets held for
        Investment purposes. .........................................         9

    Independent Auditors' Consent ....................................        10


(b) The Statement of Net assets available for Plan benefits of the Plan as of December 31, 2001 and the related statement of change in Net assets available for the Plan benefits and supplemental schedules for the year ended December 31, 2001, together with the Independent Auditors' Report and Consent are attached and filed herewith.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                DVI Financial Services Inc. Employee Saving Plan

                                              /s/  Steven R. Garfinkel
                                              ---------------------------------
                                              Steven R. Garfinkel
                                              CFO- DVI Financial Services Inc.
                                              Date:  6/14/02

                         [DELOITTE & TOUCHE LETTERHEAD]


INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of the
DVI Financial Services, Inc. Employee Savings Plan
Jamison, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of DVI Financial Services, Inc. Employee Savings Plan ("The Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/  Deloitte & Touche LLP

May 10, 2002


[DELOITTE TOUCHE TOHMATSU LOGO]

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                             2001            2000
ASSETS:

Cash                                      $       --      $       --

Investments (See Note 3)                   6,837,764       6,120,944

Receivables:
    Participants' contribution                10,605           1,846
    Employer's contribution                    2,597             438
                                          ----------      ----------

           Total receivables                  13,202           2,284
                                          ----------      ----------

Loans to participants                        122,525         160,217
                                          ----------      ----------

           Total assets                    6,973,491       6,283,445
                                          ----------      ----------

LIABILITIES:

    Benefits payable to participants           2,007           2,544
                                          ----------      ----------
            Total liabilities                  2,007           2,544
                                          ----------      ----------

NET ASSETS AVAILABLE FOR BENEFITS         $6,971,484      $6,280,901
                                          ==========      ==========


See notes to financial statements.

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                            2001              2000
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

  Investment Income:
     Net depreciation in fair value of investments      $  (838,723)      $  (550,482)
     Dividends                                              168,532           638,407
     Interest on loans to participants                       10,581             9,265
                                                        -----------       -----------
                                                           (659,610)           97,190

  Contributions:
     Participants'                                        1,293,125         1,319,386
     Employer's                                             293,591           306,132
                                                        -----------       -----------
                                                          1,586,716         1,625,518
                                                        -----------       -----------

          Total additions - net                             927,106         1,722,708
                                                        -----------       -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

  Benefits paid to participants                             232,984           504,012
  Other                                                       3,539                --
                                                        -----------       -----------

          Total deductions                                  236,523           504,012
                                                        -----------       -----------

NET INCREASE                                                690,583         1,218,696

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                       6,280,901         5,062,205
                                                        -----------       -----------
  End of year                                           $ 6,971,484       $ 6,280,901
                                                        ===========       ===========


See notes to financial statements.

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.   DESCRIPTION OF PLAN

     The following description of the DVI Financial Services, Inc. Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     a. GENERAL - The Plan is a defined contribution plan covering all full-time employees of DVI, Inc. and related subsidiaries (the "Company") who have completed three months of service and are age 18 or older. The Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Prudential Bank and Trust Company (the "Trustee") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     b. CONTRIBUTIONS - Each year, participants may contribute from 1% up to 17% of pretax annual compensation, as defined in the Plan document. Effective January 1, 2001, the Company matches contributions at 25% of the participant's pretax salary reduction contribution to the Plan not to exceed $2,625 in the Plan year. Additional amounts may be contributed at the option of the Company's Board of Directors.

     c. PARTICIPANT ACCOUNTS - Each participant's account is credited with (a) the participant's contributions (b) the Company's contributions and
          (c) the allocation of Plan earnings. Allocations are based on earnings of participant account balances, as defined in the plan document. Forfeited balances of terminated participants' non-vested accounts are allocated to active participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Administrative expenses are paid by the Plan sponsor.

     d. VESTING - Participants are immediately vested in their pretax salary reduction contributions plus earnings thereon. Vesting in the employer contribution portion of their accounts plus earnings thereon is based on years of credited service. A participant is vested 20% after one year of service, plus an additional 20% for each subsequent year of service until the participant is 100% vested after five years of credited service.

     e. INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct participant contributions in any increments, which total 100% in any combination of the following funds. The Company's matching contributions are contributed into the funds elected by the participant. Participants may elect different funds for these matching contributions.

               PRUDENTIAL EQUITY FUND - Funds are invested in common stocks of major, established corporations which have prospects of price appreciation greater than broadly based stock indices.

               PRUDENTIAL GLOBAL GROWTH FUND - Funds are invested in diversified securities and other debt obligations of U.S. and non-U.S. issuers.

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


               PRUDENTIAL UTILITY FUND - Funds are invested in equity and debt securities of utility companies, primarily electric, gas and telephone companies.

               PRUDENTIAL GOVERNMENT INCOME FUND - Funds are invested primarily in U.S. Treasury Bills, Notes, Bonds and other debt securities issued by the U.S. Treasury, and obligations issued or guaranteed by U.S. Government agencies.

               PRUDENTIAL NATURAL RESOURCE FUND - Funds are invested in securities of foreign and domestic companies that own, explore, mine, process or otherwise develop, or provide goods and services with respect to natural resources.

               GOVERNMENT MONEY MARKET FUND - Funds are invested in obligations issued or guaranteed by the U.S. Government.

               DVI, INC. COMMON STOCK - Funds are invested in the common stock of DVI, Inc.

               STOCK INDEX FUND - Funds are invested in the stock of large companies that are representative of the overall stock market in both size and price.

               JENNISON FUND - Funds are invested in large domestic and foreign companies with high growth expectations in rapidly expanding industries such as technology, health care or multinational companies with high foreign sales.

               AMERICAN BALANCED - The fund normally invests in a broad range of equities, debt and cash instruments. It typically maintains at least 50% of assets in equities and at least 25% in bonds.

               FIDELITY ADVISOR MID CAP - The fund invests at least 65% of assets in companies with a medium market capitalization. These companies generally have a market capitalization that fall within the range of the S&P MidCap 400 index.

               GROWTH FUND OF AMERICA - The fund normally invests at least 65% of assets in common stock and convertible securities. It may invest in a wide range of companies, including growing and profitable companies, turnarounds and unseasoned companies.

               LORD ABBETT BOND-DEBENTURE A- The fund normally invests at least 65% of assets in high-yield debt securities- bonds and debentures in particular. It maintains at least 20% of assets in investment-grade debt, U.S. Government and/or cash and short-term instruments.

               MFS CAPITAL OPPORTUNITIES A- The fund invests primarily in common stocks. It may also hold fixed-income securities, but it may not invest more than 25% of assets in debt rated below BBB.

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

               TEMPLETON FOREIGN A- The fund invests primarily in stocks and debt securities of companies and governments outside the United States. It maintains a flexible investment policy and can invest in all types of securities and in any foreign country, developed or underdeveloped.

               WASHINGTON MUTUAL INVESTORS - The fund invests in common stocks or equivalent securities that are legal for the investment of trust funds in the District of Columbia. It intends to be fully invested and well diversified.

               FRANKLIN SMALL CAP GROWTH A- The fund normally invests at least 65% of assets in equity securities of companies that have a market capitalization of less than $1.5 billion, or less than the highest market value in the Russell 2000 index, whichever is greater.

          Participants may change or transfer their investment options monthly.

     f. LOANS TO PARTICIPANTS - Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance (less the balance of any outstanding plan loans). Loan transactions are treated as transfers between the investment fund, in which the participant's account is invested, and the loan fund. Loan terms range from 1 to 5 years. A loan term longer than 5 years may be approved only if the loan will be used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates, as determined quarterly by the Plan administrator as defined in the Plan document. Principal and interest is repaid through bi-weekly payroll deductions.

     g. PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum distribution equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period not to exceed the life expectancy of the participant. Amounts payable to such participants at December 31, 2001 and 2000 were $2,007 and $2,544, respectively.

     h. CASH - Represents paid employer and participant contributions that have yet to be recorded by the Trustee.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

     b. USE OF ESTIMATES - The preparation of financial statements in conformity with auditing standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

     c. VALUATION OF INVESTMENTS - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

     d. EXPENSES - The Plan's expenses are paid by the Company, as provided by the Plan document.

3.   INVESTMENTS EXCEEDING 5% OF NET ASSETS

     The Plan's investments, at fair value, which exceeded 5% of net assets available for benefits as of December 31, 2001 and 2000 are as follows:

INVESTMENT                                      2001            2000
Prudential Equity Fund                       $1,457,294      $1,588,366
Prudential Global Growth Fund                   746,990         865,392
Prudential Balanced Fund                        625,738              --
Prudential Government Money Market Fund         615,798         636,989
Prudential Utility Fund                         469,533         661,949
Prudential Stock Index                          396,150         958,237
DVI, Inc. Common Stock                          651,880         496,730
Jennison Fund                                   484,806         458,086

     During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated by $ 838,723.

4.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Prudential Investments. Prudential Bank and Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the 2001 Form 5500, which is prepared on a cash basis:

                                                                         2001                 2000
Net assets available for benefits per the financial statements        $6,971,484           $6,280,901
Less:    Participant contributions receivable                            (10,605)              (1,846)
         Employer contribution receivable                                 (2,597)                (438)
Add:     Participant benefits payable                                      2,007                2,544
                                                                      ----------           ----------
         Net assets available for benefits per the Form 5500          $6,960,289           $6,281,161
                                                                      ==========           ==========

7.   TAX STATUS

     The Plan was established by the Company by an adoption of the Prudential Investments Prototype Standardized Employee Savings Plan, which obtained its latest opinion letter from the Internal Revenue Service ("IRS") dated March 11, 1994. Since the Plan is in the form of a standardized master/prototype, the Plan meets all qualified requirements without a determination letter. The Company also believes that the Plan is operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.



                                     *** ***

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

SCHEDULE H, ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001
--------------------------------------------------------------------------------

IDENTITY OF ISSUE/                                                         COST           FAIR
DESCRIPTION OF INVESTMENT                                                                 VALUE
Prudential Equity Fund - mutual fund *                                  $1,830,485      $1,457,294
Prudential Global Growth Fund - mutual fund *                              980,822         746,990
Prudential Utility Fund - mutual fund *                                    562,494         469,533
Prudential Government Income Fund - mutual fund *                          260,116         261,619
Prudential Natural Resources Fund - mutual fund *                          224,591         254,143
Prudential Stock Index Fund - mutual fund *                                444,595         396,150
Prudential Balanced Fund - mutual fund *                                   666,469         625,738
Prudential Government Securities/Money Market Fund - mutual fund *         149,117         149,117
Prudential US Emerging Growth Fund - mutual fund *                         165,048         129,107
Prudential Government Money Market Fund - money market *                   615,798         615,798
American Balanced Fund - mutual fund                                       177,540         175,725
Fidelity Advisor Mid Cap Fund - mutual fund                                191,212         186,494
Jennison Fund - mutual fund *                                              669,062         484,806
The Growth Fund of America - mutual fund                                    74,123          74,553
Lord Abbett Bond-Debenture A Fund - mutual fund                             17,681          17,166
MSF Capital Opportunities A Fund - mutual fund                              12,545          11,612
Templeton Foreign A Fund - mutual fund                                      13,556          13,125
Washington Mutual Investors Fund - mutual fund                             102,968         100,296
Franklin Small Cap Growth Fund - mutual fund                                16,428          16,618
DVI, Inc. Common Stock *                                                   573,466         651,880
Loans to participants (6.0 to 8.5%)                                        122,525         122,525
                                                                                        ----------
                                                                                        $6,960,289
                                                                                        ==========

* Indicates Party-in-Interest to the plan.

Deloitte & Touche LLP
750 College Road East
Third Floor
Princeton, New York 08510

Tel: (609) 514-3600
Fax: (609) 514-3603
www.deloitte.com

                                                                        DELOITTE
                                                                        & TOUCHE


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 333-69077, No. 333-51091, No. 333-50895, No. 333-17097, No. 333-68880 and No.
333-76676 of DVI, Inc. on Form S-3 and in Registration Statements No. 333-69083, No. 333-50837, No. 333-50695, No. 333-50693 and No. 333-50691 of
DVI, Inc. on Form S-8 of our report dated May 10, 2002, appearing in the Annual Report on Form 11-K of DVI Financial Services, Inc. Employee Savings Plan, Commission File Number 0-16271, for the year ended December 31, 2001.



/s/ Deloitte & Touche LLP

June 13, 2002









--------
Deloitte
Touche
Tohmatsu
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                                       10